FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 18th May 2010

RESULT OF ANNUAL GENERAL MEETING

ROYAL DUTCH SHELL PLC

Royal Dutch Shell plc (“the Company”) announces the poll results on the resolutions at its Annual General Meeting held on 18th May, 2010 at Circustheater, Circusstraat 4, The Hague, The Netherlands with an audio-visual link to a satellite meeting place at The Barbican Centre, Silk Street, London, UK. Resolutions 1 to 22 were carried and Resolution 23 was lost.

Pursuant to Listing Rule 9.6.2, two copies of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting today will be submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Resolution 1 : Adoption of Annual Report & Accounts
Votes for:	3,555,325,428	99.96%
Votes against:	1,413,503	0.04%
Votes withheld: 12,711,002

Resolution 2 : Approval of Remuneration Report
Votes for:	3,432,005,657	98.73%
Votes against:	44,202,098	1.27%
Votes withheld: 93,236,006

Resolution 3 : Appointment of Charles O. Holliday as a Director
Votes for:	3,508,252,911	99.37%
Votes against:	22,286,450	0.63%
Votes withheld: 2,311,099

Resolution 4 : Re-appointment of Josef Ackermann as a Director
Votes for:	3,257,604,251	92.28%
Votes against:	272,667,504	7.72%
Votes withheld: 2,569,958

Resolution 5 : Re-appointment of Malcolm Brinded as a Director
Votes for:	3,514,232,905	99.54%
Votes against:	16,347,330	0.46%
Votes withheld: 2,192,448

Resolution 6 : Re-appointment of Simon Henry as a Director
Votes for:	3,514,428,348	99.54%
Votes against:	16,218,042	0.46%
Votes withheld: 2,168,294

Resolution 7 : Re-appointment of Lord Kerr of Kinlochard as a Director
Votes for:	3,516,850,477	99.61%
Votes against:	13,735,050	0.39%
Votes withheld: 2,208,739

Resolution 8 : Re-appointment of Wim Kok as a Director
Votes for:	3,517,430,814	99.62%
Votes against:	13,266,298	0.38%
Votes withheld: 2,150,945

Resolution 9 : Re-appointment of Nick Land as a Director
Votes for:	3,462,045,354	98.06%
Votes against:	68,521,137	1.94%
Votes withheld: 2,286,230

Resolution 10 : Re-appointment of Christine Morin-Postel as a Director
Votes for:	3,518,161,414	99.65%
Votes against:	12,457,487	0.35%
Votes withheld: 2,235,671

Resolution 11 : Re-appointment of Jorma Ollila as a Director
Votes for:	3,458,932,985	97.97%
Votes against:	71,662,300	2.03%
Votes withheld: 2,194,777

Resolution 12 : Re-appointment of Jeroen van der Veer as a Director
Votes for:	3,475,441,603	98.44%
Votes against:	55,193,677	1.56%
Votes withheld: 2,199,078

Resolution 13 : Re-appointment of Peter Voser as a Director
Votes for:	3,516,090,139	99.59%
Votes against:	14,602,876	0.41%
Votes withheld: 2,141,699

Resolution 14 : Re-appointment of Hans Wijers as a Director
Votes for:	3,516,385,993	99.60%
Votes against:	14,165,186	0.40%
Votes withheld: 2,241,535

Resolution 15 : Re-appointment of Auditors
Votes for:	3,497,593,079	98.15%
Votes against:	65,964,461	1.85%
Votes withheld:5,688,551

Resolution 16 : Remuneration of Auditors
Votes for:	3,482,623,922	98.14%
Votes against:	66,131,414	1.86%
Votes withheld: 2,740,438

Resolution 17: Authority to allot shares
Votes for:	3,491,325,293	98.92%
Votes against:	38,151,072	1.08%
Votes withheld: 3,356,841

Resolution 18: Disapplication of pre-emption rights (Special Resolution)
Votes for:	3,504,767,238	99.37%
Votes against:	22,214,499	0.63%
Votes withheld: 4,001,232

Resolution 19: Authority to purchase own shares (Special Resolution)
Votes for:	3,554,842,444	99.68%
Votes against:	11,263,746	0.32%
Votes withheld: 3,169,930

Resolution 20: Authority for Scrip Dividend Scheme
Votes for:	3,558,559,160	99.85%
Votes against:	5,407,974	0.15%
Votes withheld: 5,297,861

Resolution 21: Authority for certain donations and expenditure
Votes for:	3,450,742,885	97.71%
Votes against:	80,779,962	2.29%
Votes withheld: 37,639,999

Resolution 22: Adoption of new Articles of Association (Special Resolution)
Votes for:	3,553,582,245	99.70%
Votes against:	10,596,374	0.30%
Votes withheld: 5,002,523

Resolution 23: Shareholder Resolution (Special Resolution)
Votes for:	191,469,684	5.74%
Votes against:	3,144,391,706	94.26%
Votes withheld: 196,254,756

Please note that a ‘vote withheld’is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’and ‘against’a resolution.

May 18, 2010

Mark Edwards
Deputy Company Secretary
Tel: 020 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 20 May 2010